(logo)HOMESIDE
         LENDING,INC.





As of February 28, 1997 and for the period from March 16, 1996 to February 28, 1997, HomeSide Lending, Inc. has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS. As of and for this same period, HomeSide Lending, Inc. had in effect a fidelity bond and errors and omissions policy in the amount of $76 million and $20 million, respectively.



/s/William Glasgow Jr.
   William Glasgow, Jr.
   Executive Vice President

   5/30/97
   Date






        Post Office Box 44090, Jacksonville, FL 32231-4090 904-281-3000
                                                            (logo) Equal Housing
                                                                          LENDER